EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer C. Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NYSE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**12/03/08**
Item IDs	**7.01**
	9.01
Notify via Filing website Only	**off**
Emails	**lisa.williford@raymondjames.com**
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com

Documents

8-K	**k8103108.htm**
	Raymond James Financial Inc. 8k
EX-99.1	**ex99_1.htm**
	RJF Inc - October 2008 Operating Data Press Rel.
GRAPHIC	**logo.jpg**
	RJF Logo
8-K	**submissionpdf.pdf**
	pdf

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
	<page sid="PAGE1">
		<combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
		<radio sid="SubTable_live_"><value>on</value></radio>
		<check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
		<field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
		<field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
		<popup sid="SubSro_sroId_"><value>NYSE</value></popup>
		<check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
		<field sid="SubFiler_filerId_"><value>0000720005</value></field>
		<field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

		<field sid="SubTable_periodOfReport_"><value>12/03/08</value></field>
		<combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
		<combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
	</page>
	<page sid="PAGE2">
		<field sid="SubDocument_conformedName_"><value>k8103108.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
		<field sid="SubDocument_description_"><value>Raymond James Financial Inc. 8k</value></field>
		<data sid="data1"><filename>k8103108.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
		<field sid="SubDocument_description_1"><value>RJF Inc - October 2008 Operating Data Press Rel.</value></field>
		<data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
		<combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
		<field sid="SubDocument_description_2"><value>RJF Logo</value></field>
		<data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
		<combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
		<field sid="SubDocument_description_3"><value>pdf</value></field>
		<data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
	</page>
	<page sid="PAGE3">
		<check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
		<field sid="SubInternet_internetAddress_"><value>lisa.williford@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
	</page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

December 3, 2008
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On December 3, 2008, Raymond James Financial, Inc. issued a press release disclosing operating data for October 2008. A copy of the release is attached as Exhibit 99.1 to this report.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

Item 9.01 Financial Statements and Exhibits

     (d) The following are filed as exhibits to this report:

Exhibit No.

     99.1 Press release dated December 3, 2008 issued by Raymond James Financial, Inc.


SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: December 3, 2008

By: /s/ Thomas A James
        Thomas A. James
        Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien
        Jeffrey P. Julien
        Senior Vice President - Finance
        and Chief Financial Officer

Exhibit 99.1

RAYMOND JAMES®

December 3, 2008   FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL, INC.
REPORTS OCTOBER 2008 OPERATING DATA

  ST. PETERSBURG, Fla. – In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

  "Although the levels of October commissions and fees don't fully reflect it, the retail securities business should experience negative comparison for the next six months given the equities markets' performance in October and November, and losses experienced by clients in the last year," stated Chairman and CEO Thomas A. James. "Obviously, underwriting volumes continue to be severely depressed. Fortunately, Raymond James Bank continues to perform very well in accordance with expectations, as contrasted to some of the recent speculation to the contrary, and should offset some of the weakness elsewhere."

  Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 5,000 financial advisors serving approximately 1.8 million accounts in 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are currently $174 billion, of which approximately $29 billion are managed by the firm's asset management subsidiaries.

  To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, adequacy of loan loss provisions and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2008 annual report on Form 10-K and quarterly reports ended December 31, 2007, March 31, 2008, June 30, 2008, and September 30, 2008, on Form 10-Q, which are available on raymondjames.com and sec.gov.

	October 2008 (23 business days)	October 2007 (23 business days)	September 2008 (21 business days)
Securities commissions/fees [1]	$ 154.9 mil.	$ 160.0 mil.	$ 156.9 mil.
Assets under management [2]	$ 28.7 bil.	$ 38.1 bil.	$ 33.3 bil.
# of managed/co-managed underwritings [3]	3	9	10
Total customer assets under administration	$ 173.8 bil.	$ 221.5 bil.	$ 196.7 bil.
Raymond James Bank total assets [4]	$ 9.7 bil.	$ 6.4 bil.	$ 11.4 bil.*
Raymond James Bank total loans, net	$ 7.6 bil.	$ 4.9 bil.	$ 7.1 bil.

*Raymond James Bank's total assets include $1.9 billion in cash, offset by an equal amount in overnight borrowing to meet point-in-time regulatory balance sheet composition requirements related to Raymond James Bank's qualifying as a thrift institution.

  (1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional.

  (2) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.

  (3) This is only one of several key revenue sources for the capital markets segment; other key revenue sources include institutional sales commissions and transaction fees.

  (4) This illustrates the progress made in growing the use of Raymond James Bank as a cash sweep option for brokerage clients, thus increasing the company's net interest earnings.

-30-

For more information, contact Anthea Penrose at 727-567-2824
Please visit the Raymond James Press Center at raymondjames.com/media.